December 18, 2018

James E. Meyer
Chief Executive Officer
Sirius XM Holdings Inc.
1290 Avenue of the Americas
11th Floor
New York, NY 10104

       Re: Sirius XM Holdings Inc.
           Amendment No. 2 to
           Registration Statement on Form S-4
           Filed December 14, 2018
           File No. 333-228088

Dear Mr. Meyer:

       We have reviewed your amended registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-4

Unaudited Pro Forma Condensed Combined Consolidated Financial Information
Note 2 - Estimated Consideration and Pro Forma Purchase Price Allocation, page
119

1. In your table on page 120 demonstrating the impact of a 10% change in the price per share of Sirius SM common stock, it appears that the column titled "estimated consideration"
       represents only the estimated consideration of Sirius SM common stock and replacement equity awards for pre-combination service rather than total estimated consideration for the transactions. If true, please revise both the heading title and amounts presented to reflect total estimated consideration.

        You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or Robert S.
Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding
 James E. Meyer
Sirius XM Holdings Inc.
December 18, 2018
Page 2

comments on the financial statements and related matters. Please contact Joshua Shainess,
Attorney-Adviser, at (202) 551-7951 or Larry Spirgel, Assistant Director, at
(202) 551-3810 with
any other questions.



FirstName LastNameJames E. Meyer                           Sincerely,
Comapany NameSirius XM Holdings Inc.
                                                           Division of
Corporation Finance
December 18, 2018 Page 2                                   Office of
Telecommunications
FirstName LastName